UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Veolia Environnement to acquire Cleanaway UK

Paris, June 30, 2006. Veolia Environnement today announced the purchase, via its waste management Division (Veolia Environmental Services), of Cleanaway Holdings Limited (“Cleanaway UK”) from Brambles Industries Limited and Brambles Industries plc for £595 million (1) (€859 million)(2). The acquisition will further establish Veolia Environnement as a leading provider of waste management solutions for industrial, commercial and municipal clients in the UK.

With £494 million (€684 million) turnover (3), Cleanaway UK is a major operator in England and Wales in municipal and industrial waste collection and integrated waste management services, supported by a nationwide network of service centers and four landfill sites. It operates a state-of-the-art high-temperature hazardous waste incinerator and two advanced Materials Recycling Facilities at Greenwich and Rainham. Cleanaway UK employs more than 7, 500 people.

Through Veolia Environmental Services, Veolia Environnement is one of the leading waste companies in the world, with activities in Europe, America, Asia and Australia. In the growing UK waste market, operating both in the municipal and industrial sector, with an integrated solutions approach, and active in the PFI segment, as demonstrated by the recent signing of the Nottinghamshire contract. Veolia Environmental Services UK revenues amounted to £500 million (€722 million) in 2005, up 10% from 2004, and growth is expected to be double digit in 2006 before the acquisition.

The transaction reinforces Veolia Environmental Services in all segments of the UK market and expands its Integrated Management Solutions offering. The acquisition will develop Veolia Environmental Services’ municipal business with the addition of new services and contracts, double the size of its commercial dry waste business with enhanced geographic coverage and route density and complement its current portfolio of recycling, treatment and disposal facilities.

The new Veolia Environmental Services entity in the UK will have 2006 pro-forma revenues above £1.1 billion (€1.6 billion) and employ more than 13,000 employees and is expected to post strong organic revenue growth in the short and medium term. It expects significant cost synergies arising from procurement savings, route optimization, depots rationalization and central costs savings.

Including pension and environmental liabilities estimated at £80 million (€115 million) after tax, the transaction price implies an EBITDA multiple of 8.0x (4) before synergies.

The transaction is subject to merger approval by the EU competition authorities.

(1)	Cash consideration and subject to adjustment for changes in debt in the Cleanaway UK group between signing and closing
(2)	Assuming a 0.693£/€ exchange rate
(3)	Estimate for year ending June 30, 2006
(4)	Based on the last 12 months

…/…

Henri Proglio, Chairman and CEO of Veolia Environnement, said that “the acquisition reinforces our position in the consolidating and fast-growing UK waste sector; it will allow us to accelerate our organic growth in the PFI and industrial sectors through an additional commercial network as well as a strengthened access to local authorities and major industrial companies. With significant revenue and cost synergies in all business lines, the acquisition provides value creative growth.”

Veolia Environnement now operates most of its businesses under a single name. Onyx has become Veolia Environmental Services.

Veolia Environmental Services, the Waste Management business of Veolia Environnement, is the only operator covering all segments of the waste market (i.e. solid, liquid, non-hazardous industrial and hazardous waste) across the 5 continents. Veolia Environmental Services provides logistics, industrial cleaning & maintenance services (e.g. waste collection, sewer, street cleaning and waste flow management services) and processes or treats waste to extract value. In 2005, Veolia Environmental Services’ sales amounted to €6.6 bn. www.veolia-environmentalservices.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 270,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €25.2 bn in 2005. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of acquisition or divesture transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67 US investor contact: Brian Sullivan - Tel +(1) 630 371 2749 Press release also available on our web site: http://www.veolia-finance.com

A conference-call will be held on June 30, 2006 at 8.30 AM (CET) The phone number to dial is 44 207 138 08 16

A replay is available from June 30 to July 7th, 2006 The number to dial 44 207 806 1970 (code 9404139#) Or 1 718 354 1112 (code 9404139#)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 30, 2006

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel